April 7, 2015

Via Email

Tiffany Piland Posil

Special Counsel

Division of Corporation Finance

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Phone:          (202) 551-3589

Email:            PosilT@SEC.GOV

Re:                              Ashford Hospitality Trust, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed March 26, 2015

File No. 001-31775

Dear Ms. Posil:

Ashford Hospitality Trust, Inc. (the “Company”) has received a comment letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated April 2, 2015 with respect to its Preliminary Proxy Statement on Schedule 14A (File No. 001-31775) that was filed on March 26, 2015 (the “Preliminary Proxy Statement”).  On behalf of the Company, we respectfully submit the responses below to your comment letter and are filing herewith a revised Preliminary Proxy Statement on Schedule 14A (the “Revised Preliminary Proxy Statement”), which reflects amendments made to the Preliminary Proxy Statement.  To facilitate your review, the comments of the staff have been set forth below in italics and are followed by our responses.

General

1.                                      The filing was incorrectly tagged as PRE14A. Preliminary proxy statements related to a contested solicitation should be tagged PREC14A. Please file your next preliminary proxy statement submission using the EDGAR header tag PRER14A to reflect the contested nature of the election. When you submit your definitive proxy statement, please ensure that you use the EDGAR header tag DEFC14A.

Response:

We acknowledge the Staff’s comment and although, as explained in our proxy statement, we do not believe that the proposals can be properly brought at the 2015 annual meeting, we will use the EDGAR header tag PRER14A when filing the Revised Preliminary Proxy Statement.

2.                                      Please disclose the planned solicitation by UNITE HERE.

Response:

We have included the requested disclosure on page 60 of the Revised Preliminary Proxy Statement.

3.                                      Please provide a brief summary of the pending litigation involving proposals submitted by UNITE HERE for consideration at the 2015 annual meeting, including the relief sought by the company. Please discuss what actions you will take with respect to proposals based on the outcome of the litigation. Please also note our subsequent comment 10.

Response:

We have included the requested disclosure on page 60 of the Revised Preliminary Proxy Statement.

4.                                      Please supplementally advise us, with a view toward revised disclosure, how the company intends to treat votes submitted by UNITE HERE on proposals 1, 3 and 4 pursuant to proxy authority granted by shareholders using UNITE HERE’s proxy card in the event the court grants the declaratory relief sought by the company prior to the annual meeting.

Response:

Whether or not the declaratory relief is granted prior to the annual meeting, if Unite Here solicits proxies from shareholders with respect to the company’s proposals, we intend to accept such proxies if validly signed, not revoked and dated subsequent to any proxy held by management for such shareholders.  We have included disclosure related to the company’s intention with respect to such proxies in the revised disclosure on page 60.

5.                                      Please clearly mark your proxy statement and form of proxy as preliminary. See Rule 14a-6(e)(1).

Response:

The Revised Preliminary Proxy Statement and form of proxy have been marked “Preliminary Copy — Subject to Completion” in response to the Staff’s comment.

Counting of Votes, page 2

6.                                      Given that the voting standard for proposals 2 and 5 is a majority of outstanding shares, broker non-votes and abstentions would appear to have the same effect as a vote against proposals 2 and 5. Please advise us how you determined that broker non-votes and abstentions will not affect the outcome of the vote on such proposals.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on page 3 to reflect that broker non-votes and abstentions will have the same effect as a vote cast against Proposal 2 and Proposal 5.  Please refer to the following revised language:

“Abstentions, broker non-votes and withheld votes are included in determining whether a quorum is present, but will not be included in vote totals and will not affect the outcome of the vote on Proposal 1, Proposal 3 or Proposal 4 but will have the same effect as a vote cast against Proposal 2 and Proposal 5.”

Proposal Number One - Election of Directors, page 5

7.                                      Disclosure states that “[i]f any nominee becomes unable to stand for election as a director … proxies will be voted for a replacement nominee if one is designated by our board of directors.” Please clarify whether you are reserving the right to nominate substitute nominees before the meeting. If so, please confirm that you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve, if elected, and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Response:

We acknowledge the Staff’s comment and have revised the disclosure accordingly.  Please refer to page 5 of the Revised Preliminary Proxy Statement.

Proposal Number Five - Approval of Amendment to Our Bylaws … page 58

8.                                      Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for any such opinions or beliefs should be self-evident, disclosed in the soliciting materials or provided to the staff on a supplemental basis. Please re-characterize as your opinion and provide support for the following:

•                  “It appears the union is endeavoring to … inflict economic damage on the company ….”

•                  “The union’s proposals appear to be made for no purpose other than to obtain advantage in the labor dispute ….”

•                  “[S]ome stockholders in the past have abused the Stockholder Proposal process by submitting frivolous Stockholder Proposals with the true intent of interfering with the board’s management of the business ….”

Response:

We acknowledge the Staff’s comment and have revised the disclosure accordingly.  Please refer to page 58 of the Revised Preliminary Proxy Statement.

9.                                      On page 59, disclosure indicates that approval of proposal 5 requires the affirmative vote of the holders of a majority of all of the votes cast at the annual meeting. Please reconcile this with the disclosure on page 3 that the affirmative vote of a majority of outstanding shares will be required to approve proposal 5.

Response:

We acknowledge the Staff’s comment and have revised the disclosure accordingly.  Please refer to page 3 of the Revised Preliminary Proxy Statement.

Other Proposals, page 60

10.                               Disclosure indicates that the proxies intend to exercise their discretionary authority to vote on any stockholder proposals submitted at the 2015 meeting as permitted by Rule 14a-4(c) and not included in this proxy statement. Please disclose whether you intend to exercise discretionary authority to vote on UNITE HERE proposals and, if so, provide us supplementally with an analysis of the applicability of Rule 14a-4(c).

Response:

The Company’s position is that the Unite Here proposals have not been properly submitted in accordance with the bylaws of the Company and are, therefore, not proper matters to be brought before the meeting.  We intend to rule any such proposals brought at the meeting out of order and hold no vote on such matters or exercise any discretionary authority with respect to the proposals.  We have revised the disclosure on page 61 of the Revised Preliminary Proxy Statement accordingly.

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions, or wish to clarify any of these matters further, please do not hesitate to contact me.

Very truly yours,

/s/ David A. Brooks

David A. Brooks
Chief Operating Officer, General Counsel and Secretary

Enclosures

cc:                                Via Email

Mellissa Campbell Duru, Esq.

SEC

Muriel McFarling, Esq.

Andrews Kurth LLP

Richard M. Brand, Esq.

Kirkland & Ellis LLP